SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                              --------


                              FORM 11-K


                            ANNUAL REPORT
                  PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934






(Mark One):

   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---------
SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended   December 31, 2002

                                 OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---------
SECURITIES EXCHANGE ACT OF 1934.

For the transition period from_______________ to _____________

Commission file number    0-16211

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 570 West College Avenue, York,
Pennsylvania 17405

                        REQUIRED INFORMATION


1. Financial Statements:

      The following financial information, including the Independent Accountant's Report thereon of the DENTSPLY
International Inc. 401(k) Savings Plan are submitted herewith:

      Statement of Net Assets Available for Plan Benefits as of
      December 31, 2002 and 2001.

      Statement of Changes in Net Assets Available for Plan
      Benefits for the Years Ended December 31, 2002 and 2001.

      Supplemental Schedule of Assets (Held at End of Year) as of
      December 31, 2002.

      Supplemental Schedule of Nonexempt Transactions for the Year Ended December 31, 2002.

2. Exhibit:

      The following exhibit is submitted herewith:

           Exhibit (A) - Consent of PricewaterhouseCoopers LLP-
                         Independent Accountants

                              SIGNATURE

      The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DENTSPLY International Inc.
                               401(k) Savings Plan

Date: June 30, 2003
                               \s\ John C. Miles, II
                               John C. Miles, II
                               Chairman, Chief Executive Officer
                               and Member of the DENTSPLY
                               International Inc. 401(k) Savings
                               Plan Committee

DENTSPLY International Inc. 401(k) Savings Plan
Financial Statements and Additional Information
December 31, 2002 and 2001

DENTSPLY International Inc. 401(k) Savings Plan
Index to Financial Statements and Additional Information
December 31, 2002 and 2001
-------------------------------------------------------------------


                                                             Page(s)

Financial Statements:

  Report of Independent Accountants                             1

  Statements of Net Assets Available for Benefits               2

  Statements of Changes in Net Assets Available for Benefits    3

  Notes to Financial Statements                               4 - 8

Additional Information:*

  Schedule I - Schedule of Assets (Held at End of Year)         9

  Schedule II - Schedule of Nonexempt Transactions             10






* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
  Disclosure under ERISA have been omitted because they are not applicable.

                Report of Independent Accountants


To the Participants and Administrator of the DENTSPLY International Inc. 401(k)
Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


June 25, 2003

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001


                                                            2002              2001
Assets:
Cash and cash equivalents                              $    17,445     $      --
Investments, at fair value
  Shares of registered investment companies:
    Fidelity Magellan Fund                               6,098,952       7,641,483
    PIMCO Total Return Fund                                599,404            --
    TRP New Horizons Fund                                1,038,048       1,099,877
    TRP Equity Income Fund                               3,245,508       3,631,469
    TRP Summit Cash Reserves                             4,505,358       3,961,023
    TRP Balanced Fund                                    3,382,829       3,748,221
    TRP Spectrum Income Fund                             1,995,786       1,613,838
    TRP Blue Chip Growth Fund                           10,317,774      13,235,094
    TRP Personal Strategy Income Fund                      223,263          91,952
    TRP Personal Strategy Balanced Fund                    251,525          63,184
    TRP Personal Strategy Growth Fund                      368,099         143,714
    TRP Extended Equity Market Index                       223,162         207,370
    TRP International Stock Fund                           156,521         105,412
    TRP Science & Technology Fund                          560,869         687,194
  Shares of Common Trusts:
    TRP Equity Index Trust                               5,524,317       6,972,935
  DENTSPLY International Inc. Stock Fund                 7,239,866       5,099,676
  Participant loans                                      1,407,520       1,188,580
                                                       -----------     -----------

    Total investments                                   47,138,801      49,491,022
                                                       -----------     -----------

Receivables
  Employee contribution receivable                         242,970         222,699
  Austenal, Inc. 401(k) Plan Conversion Receivable       2,378,063            --
                                                       -----------     -----------

    Total receivables                                    2,621,033         222,699
                                                       -----------     -----------

    Net assets available for benefits                  $49,777,279     $49,713,721
                                                       -----------     -----------


The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001


                                                             2002               2001
Additions:
    Investment income:
      Net depreciation in fair value of investments     $ (7,700,366)     $ (3,729,340)
      Interest and dividends                                 526,898           788,936
                                                        ------------      ------------

                                                          (7,173,468)       (2,940,404)
                                                        ------------      ------------

    Contributions:
      Participant                                          7,778,540         6,876,686
      Participant rollovers                                2,129,879           647,302
                                                        ------------      ------------

                                                           9,908,419         7,523,988
                                                        ------------      ------------

Plan asset transfer from:
    Austenal, Inc. 401(k) Plan                             2,378,063              --
    Asset transfer from Friadent North America Inc.
      Retirement Savings Plan                                   --             320,376
                                                        ------------      ------------

           Total additions                                 5,113,014         4,903,960

Deductions:
    Payment of benefits                                    5,049,456         3,884,118
                                                        ------------      ------------

    Net increase                                              63,558         1,019,842

Net assets available for benefits:
    Beginning of year                                     49,713,721        48,693,879
                                                        ------------      ------------

    End of year                                         $ 49,777,279      $ 49,713,721
                                                        ------------      ------------

The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
-------------------------------------------------------------------

1. Description of the Plan

   The following description of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering all full-time employees of DENTSPLY International Inc. (the "Company") and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. Employees are eligible to participate in the Plan upon hire date. A summary plan description containing specific Plan provisions has been made available to all participants of the Plan.

   The Plan is subject to the provisions of the Employee
   Retirement Income Security Act of 1974 ("ERISA").

   Plan Administration
   The Plan is administered by the 401(k) Savings Plan Committee (the "Committee"). At December 31, 2002 and 2001, T. Rowe Price Trust Company ("TRP") was the trustee (the "Trustee") and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2002 and 2001, T. Rowe Price Trust Company was the recordkeeper of the Plan.

   Officers or employees of the Company perform certain administrative functions. No such officers or employees receive compensation from the Plan.

   Contributions
   Each year, participants may contribute up to 100 percent of their pre-tax annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan.

   Participant Accounts
   Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   Participants are immediately vested in their contributions and earnings thereon.

   Investment Options
   Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of fifteen investment options. The following investment options were available to Plan participants at December 31, 2002 and 2001 except for the PIMCO Total Return Fund, which was available at December 31, 2002.

      Fidelity Magellan Fund- Funds are invested in shares of Fidelity Magellan Fund, a registered investment company managed by Fidelity Investments ("Fidelity") that invests mainly in common stocks seeking long-term growth.

      PIMCO Total Return Fund - The fund seeks maximum current income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with a duration range from three to six years. This fund will experience some share price fluctuation.

      TRP New Horizons Fund - The TRP New Horizons Fund seeks long-term growth of capital through investment primarily in common stocks of small, rapidly growing companies.

      TRP Equity Income Fund - The TRP Equity Income Fund seeks substantial dividend income, as well as long-term capital appreciation by investing primarily in dividend paying common stocks of established companies. In selecting such stocks, the fund emphasizes companies that appear to be temporarily undervalued by various measures, such as price/earnings ratios.

      TRP Summit Cash Reserves - The TRP Summit Cash Reserve seek preservation of capital and liquidity, and consistent with these objectives, the highest possible current income. The fund invests in U.S. dollar-denominated money market securities issued in the U.S. and abroad.

      TRP Balanced Fund - The TRP Balanced Fund seeks long-term capital appreciation, current income and preservation of capital with moderate fluctuation in share prices. It invests in a diversified portfolio of approximately 60% in common stocks and 40% in fixed income securities and cash reserves.

      TRP Spectrum Income Fund - The TRP Spectrum Income Fund seeks a high level of current income consistent with moderate price fluctuations by investing in a diversified group of up to nine TRP mutual funds. Six of these funds invest principally in U.S. fixed income securities, two in foreign bonds and one in common stocks of established, dividend paying companies.

      TRP Blue Chip Growth Fund - The TRP Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings. Current income is a secondary objective.

      TRP Personal Strategy Income Fund - The TRP Personal Strategy Income fund is designed for more conservative investors who value the reduced volatility provided by substantial investments in income-producing securities but also seek some capital growth.

      TRP Personal Strategy Balanced Fund - The TRP Personal
      Strategy Balance Fund emphasizes investments in stocks with higher capital appreciation potential but retains a significant income component to temper volatility.

      TRP Personal Strategy Growth Fund - The TRP Personal
      Strategy Growth Fund, with the greatest exposure to stocks, is designed for more aggressive investors who can withstand the market's inevitable setbacks to seek its potential long-term rewards.

      TRP Extended Equity Market Index Fund - The TRP Extended Equity Market Index Fund seeks to match the performance of the U.S. equity market, as represented by the Wilshire 4500 Equity index. This index comprises more than 6,500 actively traded stocks, mostly small and mid cap issues, that are not part of the S&P Index.

      TRP International Stock Fund - The TRP International Stock fund seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S.
      companies.

      TRP Science & Technology Fund - The TRP Science and
      Technology Fund seeks long-term growth of capital through investment primarily in common stocks of companies which are expected to benefit from the development, advancement and use of science and technology.

      TRP Equity Index Trust - The TRP Equity Index Trust seeks to replicate as closely as possible the total return performance of the Standard & Poor's 500 Composite Index ("S&P 500"). The TRP Equity Index Trust invests in substantially all 500 stocks comprising the S&P 500 in proportion to their respective weighting in the index to the extent practical.

      DENTSPLY International Inc. Stock Fund - Invests exclusively in Common Stock of DENTSPLY International Inc.

   Participants may change their investment options or transfer existing account balances to other investment options daily.

   Participant Loans
   Participants may borrow from their accounts to the lesser of $50,000 or 50 percent of their vested account balance. Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed 5 years; except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

   Payment of Benefits
   Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator.

2. Significant Accounting Policies

   Basis of Accounting
   The accompanying financial statements have been prepared on the accrual basis of accounting.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective funds are valued at net unit value as determined by the Trustee. Common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
   Dividends are recorded on the ex-dividend date.

   Payment of Benefits
   Benefits are recorded when paid.

   Plan Expenses
   Expenses incurred in connection with the administration of the Plan are paid by the Company or the Plan.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

   During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                     2002               2001

   Registered investment companies               $(6,759,726)      $(3,862,838)
   Common trust                                   (1,547,562)         (923,690)
   Common stock                                      606,922         1,057,188
                                             ----------------   ---------------

                                                 $(7,700,366)      $(3,729,340)
                                             ----------------   ---------------

4. Related Party Transactions

   During 2002 and 2001, certain Plan investments were shares of registered investment companies and a common trust managed by
   T. Rowe Price Trust Company. In addition, the Plan offers an investment in the DENTSPLY International, Inc. Stock Fund. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.

5. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

6. Plan Mergers

   Effective December 31, 2002, the assets of the Austenal, Inc. 401(k) Plan were merged with and into the Plan as a result of an acquisition made by the Company during 2002. As of December 31, 2002, assets totaling $2,378,063 related to the merger were receivable by the Plan.

   As a result of a business acquisition made by the Company during 2001, the Friadent North America, Inc. Retirement
   Savings Plan, with net assets of $320,376 was merged with and into the Plan in 2001.

7. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.


                                                                                             Additional Information
DENTSPLY International Inc. 401(k) Savings Plan                                                          Schedule I
Schedule of Assets (Held at End of Year)
December 31, 2002



Form 5500, Schedule H, Part IV, Line I
                                                                                                           Current
       Identity of Issue                                         Investment Type                            Value

Fidelity Magellan Fund                                     Registered Investment Company                  $6,098,952
PIMCO Total Return Fund                                    Registered Investment Company                     599,404
TRP New Horizons Fund*                                     Registered Investment Company                   1,038,048
TRP Equity Income Fund*                                    Registered Investment Company                   3,245,508
TRP Summit Cash Reserves*                                  Registered Investment Company                   4,505,358
TRP Balanced Fund*                                         Registered Investment Company                   3,382,829
TRP Spectrum Income Fund*                                  Registered Investment Company                   1,995,786
TRP Blue Chip Growth Fund*                                 Registered Investment Company                  10,317,774
TRP Personal Strategy Income Fund*                         Registered Investment Company                     223,263
TRP Personal Strategy Balanced Fund*                       Registered Investment Company                     251,525
TRP Personal Strategy Growth Fund*                         Registered Investment Company                     368,099
TRP Extended Equity Market Index Fund*                     Registered Investment Company                     223,162
TRP International Stock Fund*                              Registered Investment Company                     156,521
TRP Science & Technology Fund*                             Registered Investment Company                     560,869
TRP Equity Index Trust*                                    Common Trust                                    5,524,317
DENTSPLY International Inc. Stock Fund*                    Common Stock                                    7,239,866
DENTSPLY International Inc. 401(k) Savings Plan*           Participant loans, interest rates ranging
                                                           from 5.75 to 10.5% maturing between
                                                           6/16/2003 and 6/27/2015                         1,407,520
                                                                                                      ---------------

                                                                                                         $47,138,801
                                                                                                      ---------------

* Party-in-interest

DENTSPLY International Inc. 401(k) Savings Plan                                                Additional Information
Schedule of Nonexempt Transactions                                                                        Schedule II
December 31, 2002



                                 Relationship to Plan,      Description of Transactions Including            Amount
        Identity of               Employer or Other           Maturity Date, Rate of Interest,                 of
        Party Involved            Party-in-Interest          Collateral, Par or Maturity Value              Interest

DENTSPLY International, Inc.           Employer            Employee funds were accidentally                $   39.79
                                                           withdrawn from the Plan on January 22,
                                                           2001 amounting to $525.  The funds and
                                                           interest were re-deposited into the Plan on
                                                           April 25, 2002 and May 25, 2002 respectively.

DENTSPLY International, Inc.           Employer            Employee funds were accidentally                $   11.16
                                                           withdrawn from the Plan on May 24, 2001
                                                           amounting to $177.  The funds and interest
                                                           were re-deposited into the Plan on April
                                                           25, 2002 and May 25, 2002 respectively.


DENTSPLY International, Inc.           Employer            Employee deferral withheld on July 19,           $   8.06
                                                           2001 amounting to $158 was not deposited
                                                           into the Plan until April 25, 2002, with an
                                                           interest payment being made on May 29, 2002.

DENTSPLY International, Inc.           Employer            Employee funds were accidentally                 $  15.53
                                                           withdrawn from the Plan on November 26,
                                                           2001 amounting to $602  The funds and
                                                           interest were re-deposited into the Plan on
                                                           April 25, 2002 and May 25, 2002 respectively.

DENTSPLY International, Inc.           Employer            Employee deferrals withheld on January           $ 278.54
                                                           16, 2002 amounting to $16,313 were not
                                                           deposited into the Plan until April 25,
                                                           2002, with an interest payment being made
                                                           on May 29, 2002.
